Sub-Item 77C:  Matters Submitted to a Vote of Security Holders

Annual meeting of shareholders held on March 25, 2014

The Fund held an annual meeting of shareholders (the "Meeting") on March 25, 2014 to vote on the following matters:

(1) (a) To elect four Directors to the Fund's Board of Directors, to be elected by the holders of the Fund's common stock and preferred stock, voting together as a single class, to serve until the Annual Meeting of Stockholders in 2014 and until their successors are elected and qualified;

(b) To elect two Directors to the Fund's Board of Directors, to be elected by the holders of the Fund's preferred stock, voting as a separate class, to serve until the Fund's next Annual Meeting of Stockholders in 2014 and until their successors have been duly elected and qualified; and

(2) To instruct Bulldog Investors, LLC, the investment adviser to the Fund (the "Adviser"), to continue to vote proxies received by the Fund from any closed-end investment company in the Fund's portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company's market price as compared to its net asset value.

Quorum
Common Stock
The presence, in person or by proxy, of shareholders entitled to cast a majority of the votes entitled to be cast at the Meeting (i.e., the presence of a majority of the shares outstanding on the record date of February 5, 2014) was necessary to constitute a quorum for the transaction of business.  At the Meeting, the holders of approximately 92.57% of the common stock outstanding as of the record date were represented in person or by proxy (7,833,679 votes), thus constituting a quorum for the matters to be voted upon by all shareholders at the Meeting.

The actual voting results for the agenda items were as follows:

Proposal to elect James Chadwick as a director:

For: 7,152,260      % of Quorum: 91.30%         % of O/S: 84.52% Withheld: 681,419

Proposal to elect Andrew Dakos as a director:

For: 6,987,988      % of Quorum: 89.20%         % of O/S: 82.58% Withheld: 687,679

Proposal to elect Gerald Hellerman as a director:

For: 7,137,655      % of Quorum: 91.11%         % of O/S: 84.34% Withheld: 696,024

Proposal to elect Charles C. Walden as a director:

For: 7,238,328      % of Quorum: 92.40%         % of O/S: 85.53% Withheld: 595,351

Preferred Stock*

Proposal to elect Phillip Goldstein as a director:

For: 580,871          % of Quorum: 97.28%           % of O/S: 6.86% Withheld: 16,224

Proposal to elect Ben Harris as a director:

For: 593,253          % of Quorum: 99.36%           % of O/S: 7.01% Withheld: 3,842

* On January 27, 2014, the Fund announced that the Board od Directors has determined to redeem all of the outstanding shares of the Fund's preferred stock at 5 pm EST on March 3, 2014 at $50 per share.  If, prior to the date of the Meeting, no shares of preferred stock remain outstanding, the the directors nominated for election by Preferred Stockholders, if elected, will remain on the Board of Directors until the Fund's next Annual Meeting of Stockholders in 2014 and until their successors have been duly elected and qualified.

Proposal to instruct the Adviser to vote proxies received by the Fund from any closed-end investment company in the Fund's portfolio on any proposal (including the election of directors) in a manner which the Adviser reasonably determines is likely to favorably impact the discount of such investment company's market price as compared to its net asset value.

For: 4,031,208       % of Quorum: 97.82%           % of O/S: 47.64% Withheld: 44,024

*O/S = outstanding shares